Adviser Change of Name

Toronto, Ontario – March 26, 2012: Caledonia Mining Corporation (the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) announces that its Nominated Adviser and Broker, Collins Stewart Europe Limited, has changed its name to Canaccord Genuity Limited with immediate effect. This follows the completion of the acquisition of Collins Stewart Hawkpoint plc by Canaccord Financial Inc.

For more information, please contact:

                    Caledonia Mining Corporation                                  Canaccord Genuity Limited

                    Mark Learmonth                                                           John Prior / Sebastian Jones

                    Tel: + 27 11 447 2499                                                  Tel: + 44 20 7523 8350

                    marklearmonth@caledoniamining.com

                    Newgate Threadneedle                                            CHF Investor Relations

                    Terry Garrett /Beth Harris/Graham Herring                     Stephanie Fitzgerald

                    Tel: +44 20 7653 9850                                                 Tel : +1 416 868 1079 x 222

                                                                                                      stephanie@chfir.com